                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No.   )*


                           ICN PHARMACEUTICALS, INC.
                               (Name of Issuer)


                                 COMMON STOCK
                        (Title of Class of Securities)


                                   448924100
                                 (CUSIP Number)

                              Jilaine Hummel Bauer
                   Senior Vice President and General Counsel
                            Heartland Advisors, Inc.
                              789 N. Water Street
                             Milwaukee,  WI  53202
                                  414-977-8727
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 29, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ X ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 448924100                   13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      HEARTLAND ADVISORS, INC.          #39-1078128
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      00 - Funds of investment advisory clients
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      STATE OF WISCONSIN, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          1,319,448
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          4,035,191
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      4,035,191
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      5.1 %  (rounded up to nearest tenth)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      IA
------------------------------------------------------------------------------

CUSIP NO. 448924100                   13D

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WILLIAM J. NASGOVITZ            ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4.
      Pf  - Personal funds of reporting person and family members
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF
                          2,626,400
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING
                          61,600
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          1,709
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.

      2,628,109
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
12. The aggregate amount reported in Row 11 does not include 30,000 Shares held by a limited partnership with respect to which Mr. Nasgovitz acts as general partner, but has neither voting nor dispositive powers.

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      3.3%  (rounded up to nearest tenth)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14.
      IN
------------------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

This statement relates to shares of the common stock, $.01 par value per share, (the "Shares") of ICN Pharmaceuticals, Inc.(the "Company"). The principal executive offices of the Company are located at 3300 Hyland Avenue, Costa Mesa, CA 92626.

Item 2.  Identity and Background.
         -----------------------

         (a) Name of Person Filing:
             ---------------------
             (1)  Heartland Advisors, Inc.    (2)  William J. Nasgovitz



         (b) Address of Principal Business Office:
             ------------------------------------
             (1) 789 North Water Street       (2)  789 North Water Street
                 Milwaukee, WI  53202              Milwaukee, WI  53202


         (c) Citizenship: Heartland Advisors is a Wisconsin corporation.
                          William J. Nasgovitz - U.S.A

         (d) Title of Class of Securities:  Common Stock

         (e)  CUSIP Number: 448924100


This statement is being filed by Heartland Advisors, Inc., a Wisconsin corporation ("HAI"), and William J. Nasgovitz, the principal shareholder of HAI. HAI is a federally registered investment adviser that provides investment advisory services to Heartland Group, Inc., a registered investment company ("Heartland Group"), as well as private investment advisory clients (the "Accounts"). Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity. The reporting persons do not admit that they constitute a group. Information concerning Mr. Nasgovitz and the name, business address, principal occupation and citizenship of each of the executive officers and directors of HAI is set forth in Exhibit C hereto.

During the last five years, neither HAI nor Mr. Nasgovitz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that caused either of them, as a result of such proceeding, to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

The Heartland Value Fund and the Heartland Value Plus Fund (the "Heartland Funds"), both series of Heartland Group, hold an aggregate of 2,564,800 Shares, which were purchased for cash in the amount of $27,549,382, including brokerage commissions. The assets of the Heartland Funds were used to purchase such Shares, and no part of the purchase price was represented by borrowed funds.

The Accounts own an aggregate of 1,470,391 Shares, which were purchased for cash, or on margin in accordance with margin agreements on industry standard terms, in the amount of $29,476,809.75, including brokerage commissions. Except for margin purchases, the assets of the Accounts were used in making such purchases and no part of the purchase price was represented by borrowed funds.

William J. Nasgovitz, as a result of his position with and stock ownership of HAI, could be deemed to have voting and/or investment power over the 4,035,191 shares HAI beneficially owns. Of these 4,035,191 shares, 2,564,800 Shares also may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Mr. Nasgovitz as a result of his position as an officer and director of Heartland Group, which could be deemed to confer upon him voting power over the shares Heartland Group beneficially owns. In addition, 30,000 Shares of the 4,035,191 Shares are held by a limited partnership with respect to which Mr. Nasgovitz acts as general partner, but which are excluded from the Shares reported as beneficially owned by him (other than as a result of his position with and stock ownership in HAI) because he has neither voting nor dispositive power with respect to such Shares. Mr. Nasgovitz and members of his family hold an aggregate of 63,309 shares, which were purchased for cash, or on margin in accordance with margin agreements on industry standard terms, in the amount of $866,036.93, including brokerage commissions.

Item 4.  Purpose of Transaction.
         ----------------------

All of the shares of the Company owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. The Reporting Persons are regularly engaged in providing investment advisory services and investing in equity and fixed income securities that they deem to be undervalued.

In the ordinary course of their business activities, the Reporting Persons analyze the operations, capital structure and markets for products and services of the companies in whose securities they invest (including those of the Company) on a continuous basis through, among other things, analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. In the course of their business activities, the Reporting Persons may participate in interviews or hold discussions with third parties, including other holders of securities of subject companies, or with management of subject companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule D filing form, including, without limitation, such matters as disposing of one or more businesses, selling the company or acquiring another company or business, changing operating or marketing strategies and restructuring the company's capitalization or dividend policy.

Based on the Company's performance and depending upon further evaluation of the Company's business and prospects, and upon future developments (including, without limitation, performance of the Company's stock in the market, the attitude of, actions taken and information provided by the Company's Board of Directors and management, availability of funds, alternative investments, and monetary, stock market and general economic conditions), the Reporting Persons may from time to time purchase additional Shares of the Company's stock or dispose of all or a portion of the Shares.

On June 29, 2000, HAI sent a letter addressed to Mr. Milan Panic, Chairman of the Board of the Company (a copy of which is attached hereto as Exhibit B1 and incorporated herein by reference), and letters to each other member of the Board of Directors of the Company that were substantially the same. In its letter, HAI expressed its objections with respect to the Company's proposal to restructure itself announced on or about June 15, 2000. Under the proposal, the Company would be restructured into three separate publicly-traded companies: a research company and two operating companies with the Company's respective drug businesses in Europe and in North and South America. The proposal has been approved by the Company's Board of Directors, but at present there is no plan for the proposal to be considered by shareholders. On June 30, 2000, HAI also issued a press release summarizing its objections to the proposal (a copy of which is attached hereto as Exhibit B2 and incorporated herein by reference).

A shareholder in the Company since 1994, HAI believes it is currently the Company's largest shareholder. HAI has informed the Company's Board of Directors that it objects to the proposed restructuring because it leaves in place a management team that has repeatedly failed to act in the best interests of shareholders and it retains a Board of Directors that has demonstrated a lack of independence necessary to instill confidence in investors that their interests will be represented. It has requested that the Company proceed with the proposal only if (i) a new chief executive who has a demonstrated track record of successfully bringing biotech products to market and established credibility with Wall Street is hired to run the research company, and (ii) the Boards of the research company and the company that will operate the North and South American businesses are reconfigured to include representatives that are truly independent of management. HAI has requested an opportunity to discuss its concerns with the Company's Board of

Directors and has informed them that it intends to communicate its views and concerns to other shareholders and members of the press.

Except as set forth in this Item 4, the Reporting Persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but will continue to review their position based upon further developments.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As investment adviser to the Heartland Funds and the Accounts, HAI may be deemed the beneficial owner of 4,035,191 Shares or 5.08% of the Company. To the best knowledge of HAI, none of the persons named in Exhibit C attached hereto other than Mr. Nasgovitz, beneficially owns any other Shares of the Company. Mr. Nasgovitz is or may be deemed the beneficial owner of 2,628,109 Shares or 3.3% of the Company.

         (b) HAI, as investment adviser to the Heartland Funds and the Accounts, has sole power to dispose of all 4,035,191 Shares held by the Heartland Funds and the Accounts. HAI, as investment adviser to the Accounts, has sole power to vote or direct the voting of 1,319,448 Shares held by the Accounts, and no power to vote or to direct the voting of 150,943 Shares, owned by the Accounts. HAI has no power to vote the 2,564,800 Shares held by the Heartland Funds. To the best knowledge of HAI, other than in connection with their respective positions and relationships with HAI, none of the persons named in Exhibit C hereto, other than Mr. Nasgovitz, has sole or shared power to dispose of or to vote Shares of the Company. Of the 63,309 Shares with respect to which Mr. Nasgovitz is or may be deemed to be beneficial owner, he has sole dispositive and sole voting power with respect to 61,600 Shares and shared dispositive power, but no voting power with respect to 1,709 Shares.

         (c) See Exhibit D

         (d) Since the Shares are held by the Heartland Funds, the Accounts and by Mr. Nasgovitz and members of his family, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares. However, to the best knowledge of the Reporting Persons, no such person holds more than five percent of the outstanding Shares on the date hereof.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

HAI is the investment adviser of the Heartland Funds and the Accounts pursuant to separate investment management agreements which provide HAI with the authority, among other things, to invest the funds of the Heartland Funds and the Accounts in securities (including shares of the Company), to hold, vote, and dispose of those shares, and to file this Statement. Neither Reporting Person nor, to the best knowledge of either Reporting Person, any of the persons named in Exhibit C hereto has any contract, arrangement, understanding or relationship on behalf of the Heartland Funds or the Accounts with any person with respect to any securities of the Company.


Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

Exhibit A   Joint Filing Agreement

Exhibit B1  Letter Dated June 29, 2000 from William J. Nasgovitz, President and
            Chief Executive Officer of Heartland Advisors, Inc., to Milan Panic, Chairman, Chief Executive Officer of ICN Pharmaceuticals, Inc.

Exhibit B2  Press Release dated June 30, 2000

Exhibit C   Executive Officers and Directors of the Heartland Advisors, Inc.

Exhibit D   Purchase and sale data

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  July 6, 2000


WILLIAM J. NASGOVITZ               HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE             By: /s/ PAUL T. BESTE
----------------------                     -------------
         Paul T. Beste                     Paul T. Beste
         As Attorney in Fact for           Chief Operating Officer
         William J. Nasgovitz

                                   EXHIBIT A



                             Joint Filing Agreement


The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of ICN Pharmaceuticals, Inc. at June 28, 2000.



WILLIAM J. NASGOVITZ

By: /s/  PAUL T. BESTE
       ---------------
         Paul T. Beste
As Attorney in Fact for William J. Nasgovitz



HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
         -------------
         Paul T. Beste
         Chief Operating Officer

                                  EXHIBIT B1


June 29, 2000

Mr. Milan Panic
Chairman of the Board
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, CA  92626

Dear Mr. Panic:

Heartland Advisors, Inc. (HAI) has been a long-term shareholder of ICN Pharmaceuticals, Inc. (ICN) and currently holds 4,040,000 shares in our mutual funds and advisory accounts. We have reviewed the restructuring proposed by ICN, which involves reorganizing the company into three publicly traded companies: a research company and two operating companies with ICN's respective drug businesses in Europe and in North and South America. The research company and the company with the American businesses would be based in the U.S., while the company with the European businesses would be based in Europe.

This plan is of particular interest to us since we became shareholders back in 1994 prior to ICN initiating a restructuring plan that combined four companies, ICN Pharmaceuticals, SPI Pharmaceuticals, Viratek, Inc., and ICN Biomedicals into one entity. Ostensibly, the 1994 rollup of these companies was supposed to result in a more streamlined, efficient organization in which Research and Development activities could be leveraged. As we look at ICN, it appears to us that the benefits of that restructuring were not achieved and we question the benefits of the proposed restructuring, absent additional changes in management and the Boards of the three companies.

As a significant shareholder in ICN, we believe the current share price fails to reflect the intrinsic value of the company. On a valuation basis, ICN stock offers compelling value, especially when compared to other specialty pharmaceutical companies. Yet this under valuation relative to ICN's peer group is a situation that has plagued ICN shareholders for years.

We believe that a splitting up of ICN into distinct operating units is a step in the proper direction that could alleviate several current shortcomings. First, the improved transparency of segregated business units should compel management to be more disciplined in their decision making. Second, a restructuring and subsequent capital raising activities should result in some de-leveraging of the company's capital structure. Finally, the separation of business units as outlined under ICN's proposed restructuring plan should make the distinctive operating features of each unit more visible, which we believe could make the undervalued nature of ICN more apparent to investors. This should ultimately increase the firm's strategic options.

Notwithstanding these potential benefits of the proposed restructuring, we believe these benefits will not be realized unless (i) a chief executive is hired to run the research company who has a track record of successfully bringing biotech products to market and established credibility with Wall Street; and, (ii) the Boards of the U.S. companies are reconfigured to include members that are perceived as truly independent of management. Under the proposed plan, the parent company, ICN Pharmaceuticals will own approximately 80% of Ribapharm, Inc. and 90% of ICN International. Thus, despite having separate Board of Directors, the two newly created U.S. entities will still effectively be controlled by the existing board of ICN.

We believe changes in the Boards of the new U.S. subsidiaries are essential because ICN's current Board has repeatedly failed to act in the best interests of shareholders. Many of their actions have contributed to the lack of credibility that ICN suffers in the marketplace. The current Board has failed to adequately address the many litigation issues that surround ICN's management and this has resulted in a lack of trust between ICN shareholders and the Board. ICN's Board has failed to address the many problems resulting from management missteps. In short, the Board lacks the independence necessary to instill confidence in the investment community.

In particular, we believe the following past actions by the Board raise serious conflict of interest questions and suggest they have failed to exercise their fiduciary duties to shareholders:

     (1) A lack of share ownership. There have been only three purchases by directors and officers over the last two years for a grand total of 5,600 shares. Conversely, there have been 27 either outright, or option related, sales over this time frame (see attached). The ongoing selling of stock by insiders is one of the reasons that investors have little confidence in the current leadership.

     (2) Various members of the Board receive significant consulting fees from ICN. In fact, three of the five members of the compensation Committee received in aggregate $236,000 in consulting fees in 1998. This brings into question issues of Board independence.

     (3) The Board has granted what we believe to be excessive employment agreements to management. Mr. Panic will receive five years of salary for termination due to a change of control. Additionally, five other executives will receive three years of salary in event of a change of control.

     (4) The Board of 16 is too large. A Board of this size often results in inaction. Also, each non-employee Director receives 22,500 options each year (an amount we deem excessive). Thus, shareholders can expect almost 300,000 shares in potential dilution per year.

     (5) In September 1998, the Compensation Committee of the company's Board of Directors extended by one year the term of options to purchase 304,000 shares of the company's common stock held by four officers and a director. It should be noted that the Director involved is also a member of the Compensation Committee.

     (6) Lastly, the Directors have attempted to insulate themselves from shareholder pressure by adopting a poison pill and staggering the terms of service of the members of the Board. We believe these actions should be reversed.


Notwithstanding these egregious shortcomings, we believe the most serious concern to investors and the primary reason the proposed restructuring will fail is that Mr. Panic will remain in charge of all three companies. It is our belief that one of the major reasons for the ongoing undervaluation of ICN is the market's skepticism of Mr. Panic's leadership. This skepticism comes from, among other things, the multitude of legal actions undertaken against him.
Also, under Mr. Panic's stewardship, the company has experienced uneven financial performance. We certainly recognize the volatility caused by ICN's European operations, but ultimately the earnings stream should be evened out.

Despite Mr. Panic's difficulties in the U.S., we believe Mr. Panic still can add value to ICN by leveraging his relationships in Eastern Europe to further develop the European operations. Despite the losses and write-offs that ICN has experienced in Europe over the last several years, we believe these operations have significant value that is not reflected in the current stock price. We think that Mr. Panic should concentrate his efforts in continuing the turn around of the European operations.

We also are concerned with the competencies and reputation of current management. As stated earlier, one of the anticipated benefits of the 1994 reorganization was to streamline operations and improve profitability. Yet Selling, General, and Administrative costs have increased from 32.6% in 1994 to 35.2%
in 1999 despite the fact that sales have more than doubled. Additionally, Research and Development expenses have failed to produce any quantifiable and tangible benefits. The R&D pipeline is at an early stage. While drugs such as Levoririn and Viramidine could be potential successors to Ribavirin, they are still years away from commercialization.

Because of these concerns, we doubt the desired benefits from the proposed restructuring will be realized, and fear that, without changes in management and the Boards of the new companies, the stock price of ICN and its subsidiaries will not reflect the intrinsic value of the companies.

In our view, as part of a restructuring plan, ICN should bring in two high quality CEO's to head up the North American operations as well as Ribapharm.
The Ribapharm unit should be headed by an individual who has a successful track record in bringing new drugs to market. The North American operations should be headed by an individual who has a demonstrated track record in running an efficient pharmaceutical operation that consistently achieves stated goals. We would see Mr. Panic's role, if any, primarily focused on building value in Europe.

We intend to share our views and concerns with other shareholders and with interested members of the press. We also would welcome an opportunity to discuss with the Board of Directors the restructuring plan and management responsibilities at the earliest possible time.

We look forward to continuing our dialogue with you in the future.

Sincerely,

BILL NASGOVITZ

William J. Nasgovitz
President

Enclosure

                                  EXHIBIT B2


CONTACT:   Heartland Advisors:
           Doug Lucas
           414-977-8792
           dlucas@heartlandfunds.com
           -------------------------

For Immediate Release
---------------------

    Heartland Advisors Announces Intent to File 13-D on ICN Pharmaceuticals

               .    Company believes proposed restructuring plan fails to
                    address all changes necessary to increase shareholder value
               .    Concerns about conflicts of interest on board of directors raised
               .    Panic's role under restructuring questioned

(Milwaukee, WI, June 30, 2000) Heartland Advisors, Inc., intends to file a 13-D with the Securities Exchange Commission (SEC) summarizing its objections to ICN Pharmaceutical's recently announced reorganization plan. Heartland has mailed a letter to each of ICN's Board of Directors on June 29, 2000 stating the firm's concerns regarding ICN's proposed reorganization plan which was announced on June 15, 2000.

     A shareholder since 1994, Heartland is currently ICN's largest shareholder and now owns approximately 5.2 percent, or Sellightly more than four million shares, of ICN stock in its mutual fund and advisory accounts. Among the changes that ICN proposed in its reorganization plan were dividing the company into three separate publicly-traded companies with the existing company retaining a majority interest in two newly formed companies--Ribapharm, Inc., a U.S. based biotech company, and a yet-to-be-named international pharmaceutical company headquartered in Moscow.

     "While we believe there are some potential benefits to the proposed restructuring, we feel that overall, the plan will fall short of expectations without new leadership to run the U.S. companies and a change in the composition of the Boards of those companies that ensures true independence from current management," says William J. Nasgovitz, President and founder of Heartland Advisors. "In

                                   --More--

1994, ICN initiated a reorganization that was supposed to result in a more streamlined and efficient organization that would leverage its research and development activities. Given the expressed objectives of that reorganization have gone unrealized, we are skeptical about current management being able to accomplish the stated objectives of this latest proposal and believe the legal controversies that ICN's chairman remains embroiled in are a further hindrance."

          Among Heartland's concerns are:

     . The absence of any substantive changes in the leadership and management of the three companies.

     . The seeming inability of ICN's chairman, Milan Panic, to put behind him the legal issues that have plagued him for years which Heartland believes has created reservations on Wall Street about the company's current management.

     . A lack of investor confidence in the present Board which Heartland believes is due to its demonstrated inability to act independent of company management and several past Board actions that raise serious conflict of interest concerns.

     "It is our belief that one of the major reasons for the undervaluation of ICN is the market's skepticism of Mr. Panic's leadership," Nasgovitz said.
"This skepticism comes from, among other things, the multitude of legal actions undertaken against him. Also, under Mr. Panic's stewardship, the company has experienced uneven financial performance. We certainly recognize the volatility caused by ICN's European operations, but ultimately the earnings stream should reflect some stability."

     Heartland recommends that ICN hire new CEO's to run the U.S. companies and that Mr. Panic devote his time to operations in Europe where his personal relationships and contacts can lead to further expansion and grow value.

                                   --More--

     "The Ribapharm unit should be headed by an individual who has a successful track record in bringing new drugs to market," Nasgovitz said. "The rest of the North and South American operations should be headed by an individual who has a demonstrated track record in running an efficient pharmaceutical operation that consistently achieves stated goals. Finally, we believe Mr. Panic can still add value to ICN by leveraging his relationships and contacts in Eastern Europe to further develop ICN's European operations."

     Founded in 1982 by William Nasgovitz, Heartland Advisors, Inc. has established its position as America's Value Investor, both through its family of equity and fixed income funds, and through separately managed accounts for institutions and individuals.

                                     # # #

Note: Members of the media requesting a copy of Heartland's letter to the ICN Pharmaceutical's Board of Directors should contact Laura Shama at 414-977-8779.

Heartland Advisors, Inc., distributor.  Member SIPC.

                                   EXHIBIT C



                       EXECUTIVE OFFICERS AND DIRECTORS
                                      OF
                           HEARTLAND ADVISORS, INC.
                             (As of June 8, 2000)


Name                          Office
----                          ------

William J. Nasgovitz          President and Chief Executive Officer

Jilaine Hummel Bauer          Senior Vice President, Secretary and
                               General Counsel

Paul T. Beste                 Chief Operating Officer

Kevin D. Clark                Senior Vice President - Trading

Kenneth J. Della              Senior Vice President and Treasurer

John R. Merrell               Senior Vice President

Eric J. Miller                Senior Vice President

Scott R. Powell               Senior Vice President

Gerard M. Sandel              Senior Vice President


The business address of each of the persons listed above is Heartland Advisors, Inc., 789 North Water Street, Milwaukee, Wisconsin 53202. To the best knowledge of Heartland Advisors, Inc., each of the persons listed above is a citizen of the United States and, during the last five years, no person listed above (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                   EXHIBIT D


                                Heartland Funds
                                ---------------

----------------------------------------------------------------------------------------------
        Fund             Transaction Type       Shares       Price Per Share      Trade Date
----------------------------------------------------------------------------------------------
Heartland Value Plus      Sale                50,000.00            $34.0129         6/13/00
 Fund
----------------------------------------------------------------------------------------------
Heartland Value Plus      Sale                10,000.00             34.0129         6/13/00
 Fund
----------------------------------------------------------------------------------------------
Heartland Value Plus      Sale                40,000.00             34.5326         6/14/00
 Fund
----------------------------------------------------------------------------------------------
Heartland Value Plus      Purchase            50,000.00             26.6913         6/16/00
 Fund
----------------------------------------------------------------------------------------------
Heartland Value Plus     Purchase             50,000.00             26.4975         6/16/00
 Fund
----------------------------------------------------------------------------------------------

                          Heartland Private Accounts
                          --------------------------

--------------------------------------------------------------------------------------
       Trade Date            Activity              Quantity               Price
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
         5/2/00                BUY                   15500               26.1074
--------------------------------------------------------------------------------------
         5/2/00                BUY                     500               26.1074
--------------------------------------------------------------------------------------
        5/18/00                BUY                     400               26.7363
--------------------------------------------------------------------------------------
        5/18/00                BUY                     700               26.7363
--------------------------------------------------------------------------------------
        5/18/00                SELL                   1000                 26.25
--------------------------------------------------------------------------------------
        5/18/00                BUY                    7600               26.7363
--------------------------------------------------------------------------------------
        5/18/00                BUY                     300               26.7363
--------------------------------------------------------------------------------------
        5/18/00                BUY                    2500               26.7363
--------------------------------------------------------------------------------------
        5/18/00                BUY                    1400               26.7363
--------------------------------------------------------------------------------------
        5/18/00                BUY                    1200               26.7363
--------------------------------------------------------------------------------------
        5/26/00                SELL                   6550                29.771
--------------------------------------------------------------------------------------
        5/31/00                SELL                   4800               33.3727
--------------------------------------------------------------------------------------
        5/31/00                SELL                    625               33.3727
--------------------------------------------------------------------------------------
        5/31/00                SELL                    500               34.3125
--------------------------------------------------------------------------------------
        5/31/00                SELL                    500               34.1875
--------------------------------------------------------------------------------------
        5/31/00                SELL                  10000                 34.75
--------------------------------------------------------------------------------------
        5/31/00                SELL                   5000                34.375
--------------------------------------------------------------------------------------
        5/31/00                SELL                  10000               33.5938
--------------------------------------------------------------------------------------
         6/1/00                SELL                  20000               34.5625
--------------------------------------------------------------------------------------
         6/1/00                SELL                  20000                34.875
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
       Trade Date            Activity              Quantity               Price
--------------------------------------------------------------------------------------
         6/2/00                SELL                  15000                33.905
--------------------------------------------------------------------------------------
        6/13/00                SELL                    100                34.125
--------------------------------------------------------------------------------------
        6/13/00                SELL                    100                34.125
--------------------------------------------------------------------------------------
        6/13/00                SELL                    500               34.4375
--------------------------------------------------------------------------------------
        6/13/00                SELL                    500               34.4375
--------------------------------------------------------------------------------------
        6/13/00                SELL                    500                34.125
--------------------------------------------------------------------------------------
        6/13/00                SELL                    300                34.125
--------------------------------------------------------------------------------------
        6/14/00                SELL                    200               34.7597
--------------------------------------------------------------------------------------
        6/14/00                SELL                   2200               34.7597
--------------------------------------------------------------------------------------
        6/14/00                SELL                    700               34.7597
--------------------------------------------------------------------------------------
        6/14/00                SELL                    900               34.7597
--------------------------------------------------------------------------------------
        6/14/00                SELL                    300               34.7597
--------------------------------------------------------------------------------------
        6/14/00                SELL                    100               34.7597
--------------------------------------------------------------------------------------
        6/14/00                SELL                   2000               34.7597
--------------------------------------------------------------------------------------
        6/15/00                BUY                    8200               28.9375
--------------------------------------------------------------------------------------
        6/15/00                BUY                    1400               28.9375
--------------------------------------------------------------------------------------
        6/16/00                BUY                    2500                27.625
--------------------------------------------------------------------------------------
        6/16/00                BUY                     700               26.4375
--------------------------------------------------------------------------------------
        6/16/00                BUY                    3500               26.4375
--------------------------------------------------------------------------------------
        6/20/00                BUY                    1300               26.5727
--------------------------------------------------------------------------------------
        6/20/00                BUY                    4050               26.5727
--------------------------------------------------------------------------------------
        6/20/00                BUY                    4000               26.5727
--------------------------------------------------------------------------------------
        6/20/00                BUY                    2000               26.5727
--------------------------------------------------------------------------------------
        5/30/00                SELL                   8800               30.6108
--------------------------------------------------------------------------------------
        5/26/00                SELL                   6550                29.771
--------------------------------------------------------------------------------------